SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                             TTR TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   87305 U102
                                 (CUSIP Number)

                                 Eric Roth, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                                 Chrysler Center
                                666 Third Avenue
                            New York, New York 10017
                                 (212) 935-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87305U102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      Dimensional Partners, Ltd.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,388,310
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,388,310
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,388,310
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.89%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 9 pages

CUSIP NO. 87305U102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      JDS Capital, L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      13-4189233
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,250,690
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,250,690
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,250,690
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.10%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 9 pages

CUSIP NO. 87305U102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      JDS Capital Management, LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      13-3918633
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,250,690
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,250,690
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,250,690
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.10%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 9 pages

CUSIP NO. 87305U102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      JDS Capital Management, Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      13-3918633
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,388,310
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,388,310
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,388,310
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.89%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 9 pages

CUSIP NO. 87305U102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      Joseph D. Samberg

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,639,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,639,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.99%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 9 pages

Item 1. Security and Issuer

      This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") relates to the common stock, $.001 par value per share (the "Common Stock"), of TTR Technologies, Inc., a Delaware corporation, the principal executive offices of which are located at 2 HaNagar Street, Kfar Saba, Israel. The Reporting Persons (as defined below) hereby amend their statement on Schedule 13D relating to the shares of Common Stock as set forth below.

      The Reporting Persons (as defined below) are filing this Amendment No.1 to report certain changes in the form of beneficial ownership with respect to their ownership of the shares of Common Stock as previously reported on a Schedule 13D filed by the Reporting Persons and certain other parties on April 30, 2002 (the "Schedule 13D") resulting from a merger transaction involving one of the Reporting Persons and a party previously identified as a Reporting Person in the
Schedule 13D.

Item 2. Identity and Background

      Item 2 of the Schedule 13D is hereby amended and restates the first paragraph of such Item as follows:

      This statement is being filed jointly by JDS Capital, L.P., JDS Capital Management, LLC, Dimensional Partners, Ltd., JDS Capital Management, Inc. and Joseph D. Samberg (collectively, the "Reporting Persons").

      Item 2 of the Schedule 13D is hereby further amended to add the following information:

      As a result of the merger of Dimensional Partners, L.P. (a party previously identified as a Reporting Person in the Schedule 13D by virtue of its direct beneficial ownership of Common Stock) with and into JDS Capital, L.P. on August 5, 2002: (i) all of the shares of Common Stock previously directly beneficially owned by Dimensional Partners, L.P. are now beneficially owned by JDS Capital, L.P.; (ii) Dimensional Partners, L.P. ceased to exist as a separate entity and therefore is no longer a Reporting Person; and (iii) JDS Asset Management, LLC (the former general partner of Dimensional Partners, L.P. and a party previously identified as a Reporting Person in the Schedule 13D by virtue of its deemed indirect beneficial ownership of the Common Stock owned by Dimensional Partners, L.P.) ceased to beneficially own any shares of Common Stock and is therefore no longer a Reporting Person.

Item 5. Interest in Securities of the Issuer

      Sections (a) and (b) of Item 5 of the Schedule 13D is hereby restated as follows:

(a) and (b)

      As of the date hereof, JDS Capital, L.P., JDS Capital Management, LLC (as the general partner of JDS Capital, L.P.) and Joseph D. Samberg (as the managing member of JDS Capital Management, LLC) are deemed to beneficially own an aggregate of 1,250,690 shares of Common Stock, representing approximately 7.10% of the number of shares of Common Stock stated to be outstanding by the Issuer in its Proxy Statement on Schedule 14A filed July 24, 2002


                               Page 7 of 9 pages

(the "Schedule 14A"). JDS Capital, L.P. is deemed to be the direct beneficial owner, and JDS Capital Management, LLC and Joseph D. Samberg are deemed to be the indirect beneficial owners of the 1,250,690 shares of Common Stock. JDS Capital Management, LLC and Joseph D. Samberg disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by JDS Capital, L.P. (except for the indirect interest of JDS Capital Management, LLC by virtue of being the general partner of JDS Capital, L.P. and the indirect interest of Joseph D. Samberg by virtue of being the managing member of JDS Capital Management, LLC and by Joseph D. Samberg's ownership of approximately 32% of the limited partnership interests of JDS Capital, L.P.). JDS Capital, L.P., JDS Capital Management, LLC and Joseph D. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

      As of the date hereof, Dimensional Partners, Ltd., JDS Capital Management, Inc. (as the investment manager and sub-advisor of Dimensional Partners, Ltd.) and Joseph D. Samberg (as the sole stockholder of JDS Capital Management, Inc.) are deemed to beneficially own an aggregate of 1,388,310 shares of Common Stock, representing approximately 7.89% of the number of shares of Common Stock stated to be outstanding by the Issuer in the Schedule 14A. Dimensional Partners, Ltd. is deemed to be the direct beneficial owner, and JDS Capital Management, Inc. and Joseph D. Samberg are deemed to be the indirect beneficial owners of the 1,388,310 shares of Common Stock. JDS Capital Management, Inc. and Joseph D. Samberg disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Dimensional Partners, Ltd. (except for the indirect interest of JDS Capital Management, Inc. by virtue of being the investment manager and sub-advisor of Dimensional Partners, Ltd. and the indirect interest of Joseph D. Samberg by virtue of being the sole stockholder of JDS Capital Management, Inc.). Dimensional Partners, Ltd., JDS Capital Management, Inc. and Joseph D. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

      The 2,639,000 shares of Common Stock of which Joseph D. Samberg is deemed to be the indirect beneficial owner represent approximately 14.99% of the outstanding shares of Common Stock (based upon the Schedule 14A).

      Section (c) of Item 5 of the Schedule 13D is hereby amended to add the following information:

(c) The Reporting Persons and the executive officers and directors listed in
Item 2 have effected the following transactions in the shares of Common Stock within the past 60 days:

      7. On August 5, 2002, Dimensional Partners, L.P. (a party previously identified as a Reporting Person in the Schedule 13D by virtue of its direct beneficial ownership of Common Stock) merged with and into JDS Capital, L.P. As a result of this merger, the 817,440 shares of Common Stock previously directly beneficially owned by Dimensional Partners, L.P. are now beneficially owned by JDS Capital, L.P.

      Neither the Reporting Persons nor the executive officers and directors listed in Item 2 have effected any other transactions in the shares of Common Stock within the past 60 days.


                               Page 8 of 9 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date: August 12, 2002

                                          JDS CAPITAL L.P.
                                          By: JDS Capital Management, LLC,
                                          its general partner

                                          By: /s/ Joseph D. Samberg
                                          --------------------------------------
                                          Name: Joseph D. Samberg
                                          Title: Managing Member


                                          JDS CAPITAL MANAGEMENT, LLC

                                          By: /s/ Joseph D. Samberg
                                          --------------------------------------
                                          Name: Joseph D. Samberg
                                          Title: Managing Member


                                          DIMENSIONAL PARTNERS, LTD.
                                          By: JDS Capital Management, Inc.,
                                          its investment manager and sub-advisor

                                          By: /s/ Joseph D. Samberg
                                          --------------------------------------
                                          Name: Joseph D. Samberg
                                          Title: President


                                          JDS CAPITAL MANAGEMENT, INC.

                                          By: /s/ Joseph D. Samberg
                                          --------------------------------------
                                          Name: Joseph D. Samberg
                                          Title: President


                                          /s/ Joseph D. Samberg
                                          --------------------------------------
                                          Joseph D. Samberg


                               Page 9 of 9 pages